02045032

Form 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
JUN 27 2002
1086

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 26, 2002

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ____x_____ Form 40-F __________

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes ____________ No ______x______

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]

CRGH

Index to Exhibits

Exhibit No.	Description
1	Letters dated June 4, 5, 6, 11, 12, 13, 20, 21, 24, 26, 2002 to the NYSE with attachments.

Exhibit 1

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

June 4, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of a recent announcements that were sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 4 /6 /02

4 June 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Option Grant – General Management Share Option Plan

Options were granted on 3 June 2002 under Westpac's General Management Share Option Plan. Details are:

1.	Closing date of issue	31 May 2002
2.	Number of options issued	120,000
3.	Amount paid per option	Nil
4.	Issue price	$16.15

5. Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.
6. The options will not be listed and are not transferable.
7. Subject to satisfaction of performance requirements as outlined in the Plan, options may be exercised in multiples of 1,000 no sooner than the day 3 years after date of grant (3 June 2005) and no later than the day 10 years after date of grant. If not exercised, the option will lapse.
8. On retirement or death in service, options are to be exercised within 12 months of retirement or date of death, or within 10 years, whichever is sooner - otherwise the options will be forfeited.
9. On resignation/dismissal, the options will be forfeited..
10. Options shall not participate in any bonus issue of securities unless and until they are exercised.
11. Listing Rule 7.2 (Exception 9) applies to this issue of options.

Yours sincerely

Julie Thorburn
Head of Group Secretariat (Acting)
☎ (02) 9216 0390

Official Partner
Australian
Olympic Team

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

to ASX via ASX Online
on 4/6/02
@ 7.05am

4 June 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Monday 3 June 2002, 765,318 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,763,716,461 ordinary shares of $1.00 each fully paid.

Now: 1,762,951,143 (decrease of 765,318) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,759,423,143 (decrease of 765,318) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 3,528,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

g:\gsec\head gs\asx\buyback documents\share canx_asx advice_03062002.doc: 03/06/2002

TOTAL P.02

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

June 5, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of recent announcements that were sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Sent to ASX via
ASX Online on 31/5/02
@ 8.43am

Group Secretariat
Level 25, 60 Martin Place
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

31 May 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Option Grant – General Management Share Option Plan

Options were granted on 27 May 2002 under Westpac's General Management Share Option Plan. Details are:

1.	Closing date of issue	27 May 2002
2.	Number of options issued	100,000
3.	Amount paid per option	Nil
4.	Issue price	$16.21

5. Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.
6. The options will not be listed and are not transferable.
7. Subject to satisfaction of performance requirements as outlined in the Plan, options may be exercised in multiples of 1,000 no sooner than the day 3 years after date of grant (27 May 2005) and no later than the day 10 years after date of grant. If not exercised, the option will lapse.
8. On retirement or death in service, options are to be exercised within 12 months of retirement or date of death, or within 10 years, whichever is sooner - otherwise the options will be forfeited.
9. On resignation/dismissal, the options will be forfeited..
10. Options shall not participate in any bonus issue of securities unless and until they are exercised.
11. Listing Rule 7.2 (Exception 9) applies to this issue of options.

Yours sincerely

Julie Thorburn
Head of Group Secretariat (Acting)
☎ (02) 9216 0390

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 31/5/02
@ 12.44 pm JET

31 May 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Thursday 30 May 2002, 356,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,763,552,452 ordinary shares of $1.00 each fully paid.

Now: 1,763,196,452 (decrease of 356,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,760,170,452 (decrease of 356,000) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 3,026,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

30 May 2002

Sent to ASX via ASX Online
on 30/5/02

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Wednesday 29 May 2002, 1,145,053 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,764,697,505 ordinary shares of $1.00 each fully paid.

Now: 1,763,552,452 (decrease of 1,145053) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,760,526 452 (decrease of 1,145,053) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 3,026,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9226 3311
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 31/5/02

31 May 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

520,009 new fully paid shares were allotted today following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS).

Paid-up Capital

Previously: 1,763,196,452 ordinary shares of $1.00 each fully paid.

Now: 1,763,716,461 (increase of 520,009) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,760,188,461 (increase of 18009) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 3,528,000 (increase of 502,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options under SOSPS. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

5 June 2002

Sent to ASX via ASX Online on 5/6/02.

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

539,149 new fully paid shares were allotted today following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS) and General Management Share Option Scheme (GMSOP).

Paid-up Capital

Previously: 1,761,692,458 ordinary shares of $1.00 each fully paid.

Now: 1,762,231,607 (increase of 539,149) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,758,416,607 (increase of 252149) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 3,815,000 (increase of 287,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 5/6/2

5 June 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Tuesday 4 June 2002, 1,258,685 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,762,951,143 ordinary shares of $1.00 each fully paid.

Now: 1,761,692,458 (decrease of 1,258,685) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,758,164,458 (decrease of 1,258,685) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 3,528,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

BY FACSIMILE

June 5, 2002

Mr. Marc Iyeki
Director – Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Rule 204.26

Dear Mr. Iyeki:

There follows two copies of a self-explanatory Media Release.

Please feel free to contact me if you have any questions.

Kind regards,

Kary Haggerty

J. Martin Morgado III
Counsel

Enclosures

Westpac
Australia's First Bank

Media release

31 May 2002

Westpac completes sale of AGC to GE Capital

Westpac today announced that it has completed the sale of AGC to GE Capital in both Australia and New Zealand and that, as a result, GE Capital has assumed ownership of the AGC business in both countries.

Ends.

For Further Information

Liz McGrath
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0438 777 301

Westpac
Australia's First Bank

Media release

31 May 2002

Westpac completes sale of AGC to GE Capital

Westpac today announced that it has completed the sale of AGC to GE Capital in both Australia and New Zealand and that, as a result, GE Capital has assumed ownership of the AGC business in both countries.

Ends.

For Further Information

Liz McGrath
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0438 777 301

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

June 6, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent announcement that was sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

M Haggerty

JP.

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASXOnline
on 6/6/02
@ 4.17pm

6 June 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

540,000 new fully paid shares were allotted today following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS) and General Management Share Option Scheme (GMSOP).

Paid-up Capital

Previously: 1,762,231,607 ordinary shares of $1.00 each fully paid.

Now: 1,762,771,607 (increase of 540,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,758,426,607 (increase of 10,000) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 4,345,000 (increase of 530,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

June 11, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of recent announcements that were sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 11 / 6 / 2

11 June 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

493,675 new fully paid shares were allotted today following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS).

Paid-up Capital

Previously: 1,761,386,272 ordinary shares of $1.00 each fully paid.

Now: 1,761,879,947 (increase of 493,675) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,757,109,947 (increase of 68,675) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 4,770,000 (increase of 425,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 7/6/2

7 June 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Friday 7 June 2002, 1,385,335 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,762,771,607 ordinary shares of $1.00 each fully paid.

Now: 1,761,386,272 (decrease of 1,385,335) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,757,041,272 (decrease of 1,385,335) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 4,345,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

h:\share canx_asx advice_05062002.doc: 07/06/2002

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

June 12, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of recent announcements that were sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

12June 2002

Sent to ASX via ASX Online
on 12/6/2

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

319,877 new fully paid shares were allotted today following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS) and General Management Share Option Plan (GMSOP).

Paid-up Capital

Previously: 1,761,682,633 ordinary shares of $1.00 each fully paid.

Now: 1,762,002,510 (increase of 319,877) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,757,053,510 (increase of 140,877) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 4,949,000 (increase of 179,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

g:\gsec\head gs\asx\option exercise documents\asx capital advice\option exercise asx advice _12062002.doc: 12/06/2002

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 12/6/02
Julie Thorburn

12 June 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Tuesday 11 June 2002, 197,314 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,761,879,947 ordinary shares of $1.00 each fully paid.

Now: 1,761,682,633 (decrease of 197,314) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,756,912,633 (decrease of 197,314) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 4,770,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

June 13, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of an announcement that was sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online on 13/6/02

13 June 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Thursday 13 June 2002, 2,444,435 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,762,002,510 ordinary shares of $1.00 each fully paid.

Now: 1,759,558,075 (decrease of 2,444,435) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,754,809,075 (decrease of 2,444,435) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 4,949,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

g:\gsec\head gs\asx\buyback documents\share canx_asx advice_13062002.doc: 13/06/2002

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

June 20, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of an announcement that was sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online

on 20 / 6 / 02

20 June 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Wednesday 19 June 2002, 247,991 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,759,558,075 ordinary shares of $1.00 each fully paid.

Now: 1,759,310,084 (decrease of 247,991) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,754,361,084 (decrease of 247,991) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 4,949,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. Listing will be sought for those shares today.

Since the record date of 13 June 2002, no fully paid shares have been allotted upon exercise of options.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

k:\gsec\head gs\asx\buyback documents\share canx_asx advice_20062002.doc: 19/06/2002

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

June 21, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of an announcement that was sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online on 21 / 6 / 02

21 June 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Thursday 20 June 2002, 817,874 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,759,310,084 ordinary shares of $1.00 each fully paid.

Now: 1,758,492,210 (decrease of 817,874) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,758,492,210 (decrease of 817,874) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, no fully paid shares have been allotted upon exercise of options.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

g:\gsec\head gs\asx\buyback documents\share canx_asx advice_21062002.doc: 21/06/2002

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 21/6/02
@ 10.55am

21 June 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

30,210 new fully paid shares were allotted today following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS).

Paid-up Capital

Previously: 1,758,494,210 ordinary shares of $1.00 each fully paid.

Now: 1,758,522,520 (increase of 30,310) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,758,512,520 (increase of 20,310) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 10,000 (increase of 10,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

June 24, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of an announcement that was sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 24/6/02

24 June 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Friday 21 June 2002, 450,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,758,522,520 ordinary shares of $1.00 each fully paid.

Now: 1,758,072,520 (decrease of 450,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,758,062,520 (decrease of 450,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 10,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

BY FACSIMILE

June 26, 2002

Mr. Marc Iyeki
Director – Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Rule 204.26

Dear Mr. Iyeki:

There follows two copies of a self-explanatory Media Release.

Please feel free to contact me if you have any questions.

Kind regards,

M Haggerty
pp. J. Martin Morgado III
Counsel

Enclosures

Westpac
Australia's First Bank

Media release

26 June 2002

Westpac exposure to WorldCom

Following events in the US overnight, Westpac today clarified its position regarding its exposure to WorldCom.

Westpac has an exposure of US$25 million as part of a syndicated loan to WorldCom.

In the past, Westpac has sought to focus on its core markets of Australia, New Zealand and the near Pacific by engaging with companies that are active in this region. At times, this has led to the group taking measured exposures in the parent companies. The exposure to WorldCom in the US was consistent with this approach.

Given these developments, Westpac will increase provisioning against this exposure consistent with its policy of maintaining levels of provisioning at the higher end of the industry norms.

In the event that the exposure becomes non-accrual, Westpac's impaired assets to loans and acceptances would rise from 0.62% to 0.65% on a pro-forma basis as at 31 March 2002.

As at 31 March, Westpac had total provisions of over $1,650 million and has a strong capacity to absorb downgrades and defaults in its corporate loan portfolio.

Ends.

For Further Information

Liz McGrath
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0438 777 301

Media release

26 June 2002

Westpac exposure to WorldCom

Following events in the US overnight, Westpac today clarified its position regarding its exposure to WorldCom.

Westpac has an exposure of US$25 million as part of a syndicated loan to WorldCom.

In the past, Westpac has sought to focus on its core markets of Australia, New Zealand and the near Pacific by engaging with companies that are active in this region. At times, this has led to the group taking measured exposures in the parent companies. The exposure to WorldCom in the US was consistent with this approach.

Given these developments, Westpac will increase provisioning against this exposure consistent with its policy of maintaining levels of provisioning at the higher end of the industry norms.

In the event that the exposure becomes non-accrual, Westpac's impaired assets to loans and acceptances would rise from 0.62% to 0.65% on a pro-forma basis as at 31 March 2002.

As at 31 March, Westpac had total provisions of over $1,650 million and has a strong capacity to absorb downgrades and defaults in its corporate loan portfolio.

Ends.

For Further Information

Liz McGrath
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0438 777 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: June 26, 2002

By: ______________________

Manuela Adl
Sr. Vice President & COO